SEB

03 MAR -5 AM 7:21

2003-03-07

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

03007192

SUPPL

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

dlw 3/7

(Enclosure)

Skandinaviska Enskilda Banken

Postadress Mailing address	Besöksadress Office address	Telefon Telephone
SE-106 40 Stockholm Sweden	Kungsträdgårdsgatan 8	Nat 08 763 80 00 Int + 46 8 763 80 00

Firma/Name: Skandinaviska Enskilda Banken AB. Bolaget är publikt/A public company (publ).
Styrelsens säte/Reg. Office: Stockholm Reg.nr/Reg. No.: 5020329081

File No. 82-3637

SEB

Stockholm, 7 March 2003

PRESS RELEASE

Annual general meeting in SEB on April 9

Skandinaviska Enskilda Banken AB (publ) has today given notice of the Annual General Meeting to be held on Wednesday 9 April, 2003 at 12.30 p.m. at Cirkus, Djurgårdsslätten, Stockholm.

The Board proposes a dividend of SEK 4 per A share and C share, respectively.

Shareholders, representing 35 per cent of the votes for all shares, suggest re-election of the following Board members: Jacob Wallenberg, Penny Hughes, Urban Jansson, Tuve Johannesson, Hans-Joachim Körber, Carl Wilhelm Ros, Lars H Thunell, Marcus Wallenberg and Gösta Wiking.

New election of an additional Board member will be proposed. Further information regarding this will be communicated later.

As new Deputy Director of the Board is suggested Lars Lundquist, Chief Financial Officer (CFO) in SEB, since he will take up the position as deputy CEO following the traditional rotating scheme.

It is suggested to rise the remuneration to the Board to SEK 5,450,000 to be allocated according to the Board's decision.

The board has made the decision on the 2003 employee stock option programme according to the same model as earlier years. The theoretical value, according to an established option model (Black & Scholes), consideration has been given, amongst others, to the term of the programme and to the fact that the options can not be exercised during the first three years. The theoretical value for the 2003 programme has been calculated to SEK 15 per employee stock option or SEK 93,000,000 in total. The redemption price, equivalent of 110 per cent of the average price paid at the closing of the Stock Exchange during the period from and including 13 February 2003 until and including 26 February 2003, is SEK 81.30.

More information about the Annual General Meeting is available on www.seb.net. Registration can also be done at the same Internet address or in writing to the Bank under address: Group Legal, KA2, SE-106 40 Stockholm, or by telephone between 9 a.m. and 4.30 p.m. in Sweden, telephone number 020-23 18 18 and from abroad at telephone number +46 771 23 18 18 not later than 1 p.m. on Thursday 3 April 2003.

For further information, please contact:
Gunilla Wikman, Head of Group Communications, +46 8 763 8125 or +46 70 7638 125